Crown Equity Holding, Inc.

11226 Pentland Downs Street

Las Vegas, Nevada 89141

October 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Crown Equity Holdings, Inc.
Request to Withdraw Registration Statement on Form S-3 File No. 333-267285

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Crown Equity Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-267285), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 6, 2022.

The Registrant is making this request because it does not meet the requirements necessary to file a Form S-3.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Crown Equity Holdings, Inc., 11226 Pentland Downs Street, Las Vegas, Nevada, 89141, email: mikezaman@crownequityholdings.com, with a copy to Company’s counsel, Arnold F. Sock, Esquire, Box 25847, Los Angeles, California, 90025-0847, email: afsock@afsocklaw.com.

If you have any questions with respect to this matter, please contact Mike Zaman at (702) 683-8946.

Respectfully submitted,

CROWN EQUITY HOLDINGS, INC.

/s/ Mike Zaman
Mike Zaman
President and Chief Executive Officer

cc: Arnold F. Stock, Esquire